VF 3-10-04

AT 3/9/2004 **

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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04004675

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44881

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JLM Securities Company Limited Partnership

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32255 Northwestern Hwy., Suite 290
(No. and Street)

Farmington Hills, MI 48334 - 1573
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Russell A. Fisher (248) 737-3888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kirschner Hutton Perlin, P.C.
(Name – *if individual, state last, first, middle name*)

26913 Northwestern Hwy., Suite 510, Southfield, MI 48034
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 12 2004 THOMSON FINANCIAL

RECEIVED FEB 26 2004

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lionel S. Margolick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JLM Securities Company Limited Partnership, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RUSSELL A. FISHER
Notary Public, Oakland County, MI
My Commission Expires Nov. 13, 2007

Signature

Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JLM SECURITIES COMPANY LIMITED PARTNERSHIP

TABLE OF CONTENTS

KIRSCHNER HUTTON PERLIN, P.C.
Certified Public Accountants

26913 Northwestern Hwy., Suite 510
Southfield, Michigan 48034 - 8444
Telephone: (248) 356-3880
Facsimile: (248) 356-3885

Independent Auditors' Report

Partners
JLM Securities Company Limited Partnership

We have audited the accompanying balance sheet of JLM Securities Company Limited Partnership as of December 31, 2003, and the related statements of income, partners' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JLM Securities Company Limited Partnership as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

JLM Securities Company Limited Partnership is exempt from the requirements of Rule 15c 3-3 under subparagraph (k) (2) (A), because it does not possess or control customer securities. Accordingly, information relating to the possession, control, or reserve requirements under Rule 15c 3-3 has been omitted from this report.

There were no differences between the excess net capital computed for the December 31, 2003, focus report and the audited financial statements. Accordingly, the statement reconciling these items has been omitted.

As of December 31, 2003, there were no liabilities subordinated to claims of general creditors. Accordingly, such statements have been omitted from this report.

KIRSCHNER HUTTON PERLIN, P.C.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in this report (pages 9 and 10), is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Kirschner Hutton Perlin, P.C.

Kirschner Hutton Perlin, P.C.
Certified Public Accountants

February 12, 2004

KIRSCHNER HUTTON PERLIN, P.C.

JLM SECURITIES COMPANY LIMITED PARTNERSHIP

BALANCE SHEET

DECEMBER 31, 2003

ASSETS		
CURRENT ASSETS		
Cash and cash equivalents (Note 1)	$	8,490
Accounts receivable		2
		8,492
OTHER ASSETS		
Investment (Note 1)		45,300
	$	53,792
PARTNERS' EQUITY	$	53,792

See notes to the financial statements.

JLM SECURITIES COMPANY LIMITED PARTNERSHIP

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2003

REVENUE	$ 3,248,443
INTEREST INCOME	173
NET INCOME	$ 3,248,616

See notes to the financial statements.

JLM SECURITIES COMPANY LIMITED PARTNERSHIP

STATEMENT OF PARTNERS' EQUITY

YEAR ENDED DECEMBER 31, 2003

BALANCE - JANUARY 1, 2003	$ 53,620
NET INCOME	3,248,616
DISTRIBUTIONS	(3,248,444)
BALANCE - DECEMBER 31, 2003	$ 53,792

See notes to the financial statements.

JLM SECURITIES COMPANY LIMITED PARTNERSHIP

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 3,248,616
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in operating assets	
Accounts receivable	(2)
Net cash provided by operating activities	3,248,614
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions	(3,248,444)
INCREASE IN CASH	170
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	8,320
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 8,490

See notes to the financial statements.

JLM SECURITIES COMPANY LIMITED PARTNERSHIP

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Partnership is a broker-dealer located in Farmington Hills, Michigan and is regulated by the National Association of Securities Dealers, Inc. (NASD) and the Securities and Exchange Commision (SEC).

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents.

Investment

The investment represents the cost of purchase of warrants to acquire 3,300 shares of common stock of The NASDAQ Stock Market, Inc.

Income Tax

No recognition of income tax expense has been included in the financial statements since the income of the Partnership is required to be reported by the partners on their respective income tax returns.

2. COMMITMENT

The Partnership is required by the National Association of Securities Dealers, to maintain a minimum net capital balance of $5,000 as determined by Rule 15c 3-1 (a) (2) under the Securities Exchange Act of 1934. As of December 31, 2003, the net capital balance was $8,321.

JLM SECURITIES COMPANY LIMITED PARTNERSHIP

NOTES TO THE FINANCIAL STATEMENTS

3. RELATED PARTY TRANSACTIONS

The Partnership has an agreement with its limited partner that states all expenses incurred by the Partnership, except commissions will be paid by the limited partner. At no such time will any of such expenses be allocated to the Partnership or recovered by the limited partner.

4. CONCENTRATION OF REVENUE

Revenue derived from a series of private placements in association with one client accounted for approximately 98% of total revenue for the year ended December 31, 2003.

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition — 53,792 [3480]

2. Deduct ownership equity not allowable for Net Capital — [3490]

3. Total ownership equity qualified for Net Capital — 53,792 [3500]

4. Add:

   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital — [3520]

   B. Other (deductions) or allowable credits (List)

[3525A]	[3525B]	
[3525C]	[3525D]	
[3525E]	[3525F]	[3525]

5. Total capital and allowable subordinated liabilities — 53,792 [3530]

6. Deductions and/or charges:

   A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) — 45,302 [3540]

   B. Secured demand note deficiency — [3590]

   C. Commodity futures contracts and spot commodities - proprietary capital charges — [3600]

   D. Other deductions and/or charges — [3610] — 45,302 [3620]

7. Other additions and/or credits (List)

[3630A]	[3630B]	
[3630C]	[3630D]	
[3630E]	[3630F]	[3630]

8. Net capital before haircuts on securities positions — 8,490 [3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

   A. Contractual securities commitments — [3660]

   B. Subordinated securities borrowings — [3670]

   C. Trading and investment securities:

      1. Exempted securities — [3735]

      2. Debt securities — [3733]

      3. Options — [3730]

      4. Other securities — 169 [3734]

   D. Undue Concentration — [3650]

   E. Other (List)

[3736A]	[3736B]	
[3736C]	[3736D]	
[3736E]	[3736F]	
	[3736]	169 [3740]

10. Net Capital — 8,321 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	0 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14.	Excess net capital (line 10 less 13)	3,321 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	* 8,321 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition — [3790]

17. Add:

A.	Drafts for immediate credit	[3800]	
B.	Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C.	Other unrecorded amounts(List)		

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	[3830]

19. Total aggregate indebtedness — [3840]

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10) — % [3850]

* There are no differences between the audited computation of net capital and computation of Rule 15c3-3 reserve requirements and the computation of the basic net capital requirement.

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) — % [3860]

KIRSCHNER HUTTON PERLIN, P.C.
Certified Public Accountants

26913 Northwestern Hwy., Suite 510
Southfield, Michigan 48034 - 8444
Telephone: (248) 356-3880
Facsimile: (248) 356-3885

Independent Auditors' Report on Internal Control

Partners
JLM Securities Company Limited Partnership

We have audited the financial statements of JLM Securities Company Limited Partnership as of and for the year ended December 31, 2003, and have issued our report thereon dated February 12, 2004.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

The management of JLM Securities Company Limited Partnership is responsible for establishing and maintaining internal control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. The objectives of internal control are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Because of inherent limitations in any internal control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of controls may deteriorate.

In planning and performing our audit, we obtained an understanding of the design of relevant controls and determined whether they have been placed in operation, and we assessed control risk in order to determine our auditing procedures for the purpose of expressing our opinion on JLM Securities Company Limited Partnership's financial statements and not to provide any assurance on internal control.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving internal control and its operations that we considered to be material weaknesses as defined above.

KIRSCHNER HUTTON PERLIN, P.C.

This report is intended solely for the information of management and the National Association of Securities Dealers and is not intended to be and should not be used by anyone other than these specified parties.

Kirschner Hutton Perlin, P.C.

Kirschner Hutton Perlin, P.C.
Certified Public Accountants

February 12, 2004